Exhibit 12.2

MONITRONICS INTERNATIONAL, INC.

COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Nine Months ended March 31, 2004	Fiscal Year ended June 30, 2003
Pro Forma Fixed Charges as Defined:
Deferred Finance Charges	1,946	2,521
Interest Expense	25,591	33,489
Interest component of non-cancelable lease rent	132	220

Total Pro Forma Fixed Charges (A)	27,669	36,230

Pro Forma Loss as Defined:
Pretax loss	(9,480)	(6,592)
Add fixed charges	27,669	36,230

Loss and fixed charges (B)	18,189	29,638
Amount by which pro forma loss is insufficient to cover pro forma fixed charges (B-A)	(9,480)	(6,592)